

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via U.S. Mail
Brett Everett
Chief Executive Officer
Microelectronics Technology Company
1155 Camino Del Mar, #172
Del Mar, CA 92014

> **Re: Microelectronics Technology Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 001-32984**

Dear Mr. Everett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

General

1.   We note your disclosure that on April 12, 2013 the company increased its authorized capital from 200,000,000 to 950,000,000 shares of common stock. Please tell us whether shareholder approval was required under Nevada law for this amendment to your Articles of Incorporation. If you believe that approval was not required please provide us with an analysis of the Nevada law you are relying upon for your position. If approval was required, explain to us how such approval was solicited and how you complied with Exchange Act Rule 14a-3.

Recent Sales of Unregistered Securities, page F-16

2. In an amended Form 10-K, please revise this section to describe the sale of any convertible promissory notes, which are also, themselves, securities. For example, we note your disclosure on page 26 regarding the June 28, 2013 sale of an unsecured promissory note to Gel Properties, LLC. Refer to Item 701 of Regulation S-K and Section 2(a)(1) of the Securities Act of 1933.

Management's Discussion and Analysis or Plan of Operations, page F-18

3. We note from your financial statements that you had revenues of $7,423 for the fiscal year ended June 30, 2013 as well as an $8,000 management fee. Please amend your Form 10-K to clarify, where appropriate, how you earned your revenues. In particular, please explain which products or services you offer, among those listed on pages F-6 through F-8, are accountable for the majority of your revenues. Note that you are required to describe any significant components of revenues or expenses that should be described in order to understand your results of operations. See Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page F-20

4. We note that as of June 30, 2013 you had total current assets of $5,328 while your total current liabilities were $651,100. Given your substantial indebtedness and that your independent auditor expressed substantial doubt about your ability to continue as a going concern opinion, please amend your Form 10-K to address the uncertainty of your liquidity position. You should address the amount of payments which are owed on your outstanding debt, the likelihood of an event of default, and the consequences to investors of such an event. Indicate the course of action that you have taken or propose to take to remedy the deficiency. Please disclose any plans to raise additional capital, and state whether you intend to incur additional debt or sell equity.

Consolidated Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm

5. The independent auditor's report references another auditor's report dated September 28, 2012, which covers your financial statements as of June 30, 2012 and for the year then ended. Please amend your filing to also include the audit report dated September 28, 2012. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Certain Relationships and Related Transactions and Director Independence, page 30

6. In your amended Form 10-K, please provide all of the information required by Item 404(d) of Regulation S-K. For example, your Management Fee appears to be income from a related party. Alternatively, please tell us why such information should not be required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining